Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Equity Shares (as defined below). The Buyback (as defined below) is made only pursuant to the Letter of Offer, dated November 18, 2025, the related tender form and any amendments or supplements thereto. The Buyback is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Equity Shares in any jurisdiction in which the making or acceptance of offers to sell Equity Shares would be illegal or where making the offer to would not be in compliance with the laws of that jurisdiction.

INFOSYS LIMITED

Registered Office: No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka, 560100

CIN: L85110KA1981PLC013115 | Website: www.infosys.com | Email: investors@infosys.com

Tel: +91 80 28520261 (Extn: 67775) | Fax: +91 80 28520362

Contact Person: A.G.S. Manikantha, Company Secretary | Tel: +91 80 41167775 | Email: sharebuyback@infosys.com

CASH OFFER TO BUYBACK UP TO 10,00,00,000 (TEN CRORE) FULLY PAID-UP EQUITY SHARES OF FACE VALUE OF ₹ 5/- (RUPEES FIVE ONLY) EACH OF INFOSYS LIMITED, REPRESENTING 2.41% OF THE TOTAL NUMBER OF EQUITY SHARES IN THE PAID-UP EQUITY SHARE CAPITAL OF THE COMPANY (ON A STANDALONE BASIS) FROM ALL THE ELIGIBLE SHAREHOLDERS (AS DEFINED BELOW) OF EQUITY SHARES OF THE COMPANY AS ON NOVEMBER 14, 2025 (THE “RECORD DATE”) AS PER THE RECORDS MADE AVAILABLE TO THE COMPANY BY DEPOSITORIES (AS DEFINED BELOW) AS ON THE RECORD DATE, ON A PROPORTIONATE BASIS (SUBJECT TO SMALL SHAREHOLDER RESERVATION), THROUGH THE “TENDER OFFER” ROUTE AT A PRICE OF ₹ 1,800/- (RUPEES ONE THOUSAND EIGHT HUNDRED ONLY) PER EQUITY SHARE PAYABLE IN CASH FOR AN AGGREGATE CONSIDERATION OF UP TO ₹ 18,000 CRORE (RUPEES EIGHTEEN THOUSAND CRORE ONLY) (THE “BUYBACK”).

BUYBACK OPENS ON: THURSDAY, NOVEMBER 20, 2025 AT 9:15 A.M. IST

BUYBACK CLOSES ON: WEDNESDAY, NOVEMBER 26, 2025 AT 3:30 P.M. IST

THE OFFER AND WITHDRAWAL RIGHTS WILL BE AVAILABLE WHEN THE BUYBACK OPENS AT 9:15 A.M. INDIAN STANDARD TIME ON NOVEMBER 20, 2025 AND WILL EXPIRE WHEN THE BUYBACK CLOSES AT 3:30 P.M. INDIAN STANDARD TIME ON NOVEMBER 26, 2025 (THE “TENDERING PERIOD”).

The period during which the Buyback is open cannot be extended, amended or terminated. Under the provisions of Regulation 19(1)(d) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), the Company is not permitted to withdraw the Buyback now that the Letter of Offer has been dispatched and the public announcement of the Buyback has been made.

The Buyback is being undertaken to return surplus cash to the Company’s shareholders, in line with the Company’s stated capital allocation policy. The Buyback shall be undertaken on a proportionate basis from the holders of Equity Shares or beneficial owners of Equity Shares of the Company as on the Record Date, as per the records made available to the Company by The National Securities Depository Limited and the Central Depository Services Limited Depositories (together, the “Depositories”) as on the Record Date (the “Eligible Shareholders”). The Company will request the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE,” and together with the BSE, the “Indian Stock Exchanges”) to provide a separate acquisition window (the “Acquisition Window”) for facilitating tendering of Equity

Shares under the Buyback. Accordingly, Equity Shares may be tendered in the Buyback through either the BSE or the NSE. For the purpose of this Buyback, the BSE would be the designated stock exchange. Once the Buyback is concluded, all Equity Shares purchased by the Company in the Buyback will be extinguished.

Though the Board of Directors of the Company (the “Board”) has approved of the Buyback, none of the Company, the Board, the Manager to the Buyback or Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”), is making any recommendation to any Eligible Shareholder as to whether to tender or refrain from tendering Equity Shares, and the Company has not authorized any person to make any such recommendation. Eligible Shareholders must make their own decisions as to whether to tender their Equity Shares and, if so, how many Equity Shares to tender. In so doing, Eligible Shareholders should read and evaluate carefully the information in the Letter of Offer and the related documents, including the Company’s reasons for the Buyback, and should consult with their own investment and tax advisors.

The promoters of the Company have the option to participate in the Buyback. In this regard, the promoters of the Company have expressed their intention not to participate in the Buyback.

Holders of American Depositary Shares (“ADSs”) will not be eligible to tender ADSs in the Buyback. As intimated by the Company in the Postal Ballot Notice dated September 25, 2025 (refer to section (12) of the explanatory statement attached to the Postal Ballot Notice – Additional Information for Holders of the Company’s American Depositary Shares), in order for ADS holders to participate in the Buyback, they must have previously taken certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and should have become holders of Equity Shares on the Record Date.

The Company had received an intimation from the SEBI in 2017 that the Depository Receipt Scheme, 2014 issued by the Government of India was presently in vogue. Since Depository Receipt Scheme, 2014 has not been amended with respect to conversion or reconversion of the depository receipts, the same advice holds true. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADS will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs. If an ADS holder withdrew Equity Shares underlying his or her ADSs after September 22, 2025 (i.e., the date that was established by the Depositary as the cut-off date for determining those registered ADS holders that were entitled to receive the Postal Ballot materials and providing them with voting instructions on the Postal Ballot resolutions (the “ADS Postal Ballot Cut Off Date”)) and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and / or instruction is not given within such 30-day period, as well as Equity Shares withdrawn prior to the ADS postal ballot cut-off date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

The exchange of Equity Shares for cash by a U.S. holder (as defined in the Letter of Offer) pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on such U.S. holder’s particular circumstances, the U.S. holder will generally be treated either as recognizing gain or loss from the disposition of the Equity Shares (subject to the “passive foreign investment company”

rules discussed in the Letter of Offer) or as receiving a distribution from the Company. Important information on the tax treatment relevant to tendering Equity Shares in the Buyback has been set forth in the Letter of Offer.

EACH PROSPECTIVE PARTICIPANT IN THE BUYBACK SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

The Equity Shares proposed to be bought back by the Company as a part of the Buyback are divided into two categories:

(a) reserved category for Small Shareholders (the “Reserved Category”); and

(b) general category for all Eligible Shareholders other than Small Shareholders (the “General Category”).

A “Small Shareholder” is a shareholder who holds Equity Shares having market value, on the basis of the closing price of the Equity Shares on the Indian Stock Exchange having the highest trading volume as on the Record Date, of not more than INR 200,000 (Rupees Two Lakh only).

In accordance with applicable Indian law, the reservation for the Small Shareholders will be the higher of (a) 15% (fifteen percent) of the number of Equity Shares which the Company proposes to buy back or (b) number of Equity Shares to which the Small Shareholders are entitled, as per the shareholding of Small Shareholders as on the Record Date. Since the promoters and promoter group of the Company have declared their intention to not participate in the Buyback, Equity Shares held by them have not be considered for the purposes of computing the entitlement ratio.

Based on the holding of Equity Shares as on the Record Date, the Company determined the entitlement of each Eligible Shareholder, including Small Shareholders, to tender their Equity Shares in the Buyback. This entitlement for each Eligible Shareholder is calculated based on the number of Equity Shares held by the respective Eligible Shareholder as on the Record Date and the ratio of Buyback applicable in the category to which such Eligible Shareholder belongs. The final number of Equity Shares that the Company shall purchase from Eligible Shareholders will be based on the total number of Equity Shares tendered. Accordingly, the Company may not purchase all of the Equity Shares tendered by the Eligible Shareholders.

In order to ensure that the same Eligible Shareholder(s) with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such shareholders with a common Permanent Account Number (“PAN”) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the name of joint shareholders are identical. In case of physical shareholders, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Registrar to the Buyback will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds/trusts and insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar as per the shareholder records received from the Depositories. Further, the Equity Shares held under the category of “clearing members” or “corporate body margin account” or “corporate body –broker” as per the beneficial position data as on the Record Date, with common PAN, are not proposed to be clubbed together for determining their entitlement and will be considered separately, where these Equity Shares are assumed to be held on behalf of clients.

After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by Eligible Shareholders in that category, and thereafter from Eligible Shareholders who have tendered over and above their entitlement in the other category. Thereafter, any remaining Equity Shares to be bought back will be bought back pro rata among a combined pool of Small Shareholders and General Shareholders who tendered more than their Entitlement.

The maximum number of Equity Shares that can be tendered under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. If the Buyback entitlement for any Eligible Shareholder, after applying the ratios mentioned in the Letter of Offer, is not a round number (i.e. not a multiple of 1 Equity Share), then the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback, for both categories of Shareholders. On account of ignoring the fractional entitlement, those Small Shareholders who hold 5 or less Equity Shares as on the Record Date, will be dispatched a Tender Form with zero entitlement. Such Small Shareholders are entitled to tender additional Equity Shares as part of the Buyback Offer and will be given preference in the Acceptance of one Equity Share, if such Small Shareholders have tendered for additional Equity Shares.

The Company will not accept for purchase more than 10,00,00,000 Equity Shares in the Buyback. If more than 10,00,00,000 Equity Shares are tendered, then post allocation up to the Entitlement (as defined in the Letter of Offer) or the number of Equity Shares tendered by each Eligible Shareholder, whichever is lower, Equity Shares will be accepted by the Company on a proportionate basis. The ratio computed for over-tendered Equity Shares will be computed separately for the Reserved Category and the General Category. After such acceptance, taking into account the Reserved Category and the General Category, if there are any further Additional Equity Shares (as defined in the Letter of Offer) they will be bought back from the Over Tendered Category (as defined in the Letter of Offer) in a proportionate manner.

The Equity Shares tendered as per the entitlement by Eligible Shareholders as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations.

The Buyback is open to all Eligible Shareholders and beneficial owners of Equity Shares of the Company as on the Record Date, as per the records made available to the Company by the Depositories as on the Record Date, holding Equity Shares either in physical and/or dematerialized form on the Record Date. An Eligible Shareholder who wishes to tender their shares in the Buyback must have an active trading account.

During the Tendering Period, the order for selling the Equity Shares will be placed in the Acquisition Window by the Eligible Shareewholders through their respective stock brokers (each, a “Seller Member”) during normal trading hours of the secondary market. In the tendering process, Kotak Securities Limited as the registered broker to the Company for implementation of the Buyback (the “Company’s Broker”), may also process the orders received from the Eligible Shareholders.

Eligible Shareholders who desire to tender their Equity Shares in the dematerialized form under the Buyback will have to do so through their respective Seller Member by indicating to their Seller Member the details of Equity Shares they intend to tender under the Buyback. The Seller Member will be required to place a bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the Acquisition Window of the Indian Stock Exchanges. A detailed description of the procedure to be followed by Eligible Shareholders holding Equity Shares in dematerialized form can be found in the Letter of Offer.

Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach their respective Seller Member(s) along with the complete set of documents for verification procedures to be carried out including the (i) original Equity Share certificate(s), (ii) valid share transfer form(s) i.e. Form SH-4 duly filled and signed by the transferors (i.e. by all registered Eligible Shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company, (iii) self-attested copy of the Eligible Shareholder’s PAN card, (iv) the tender form (duly signed by all Eligible Shareholders in case the

Equity Shares are in joint names) the same order in which they hold Equity Shares, and (v) any other relevant documents such as, but not limited to, duly attested power of attorney, corporate authorization (including board resolution/specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original Eligible Shareholder has deceased, etc., as applicable. In addition, if the address of the Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Eligible Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar card, voter identity card or passport. Based on these documents, the Seller Member shall place the bid on behalf of the Eligible Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Buyback using the Acquisition Window of the Indian Stock Exchanges. The Seller Member/Eligible Shareholder has to deliver the original share certificate(s) and other documentation within 2 (two) days of bidding by the Seller Member. A detailed description of the procedure to be followed by Eligible Shareholders holding Equity Shares in physical form can be found in the Letter of Offer.

The offer rights will be available to an Eligible Shareholder when the Buyback opens at 9:15 a.m. Indian Standard Time on November 20, 2025 and will expire when the Buyback closes at 3:30 p.m. Indian Standard Time on November 26, 2025. Modification/cancellation of orders will be allowed during the Tendering Period of the Buyback. Multiple bids made by a single Eligible Shareholder for selling the Equity Shares shall be clubbed and considered as ‘one’ bid for the purposes of acceptance. An order can be cancelled or modified by an Eligible Shareholder who has tendered his Equity Shares during the Tendering Period by contacting his Seller Member through whom the initial bid was placed by providing a request for modification/cancellation via his registered email address or registered telephone number or by visiting the Seller Member’s branch and submitting a written request.

Upon finalization of the basis of acceptance as per Buyback Regulations:

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The settlement of trades will be carried out in the manner similar to settlement of trades in the secondary market and as intimated by the Indian Clearing Corporation Limited or the National Securities Clearing Corporation Limited, as may be applicable (the “Clearing Corporation”) from time to time.

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The Company will transfer the consideration pertaining to the offer (net of tax deducted at source) to the Clearing Corporation’s bank through the Company’s Broker as per the secondary market pay-out mechanism. For demat Equity Shares accepted under the Buyback, the Clearing Corporation will make a direct funds pay-out to the respective Eligible Shareholder’s bank account linked to its demat account. If bank account details of any Eligible Shareholder holding Equity Shares in dematerialized form are not available or if the fund transfer instruction is rejected by the Reserve Bank of India or the relevant bank, due to any reason, or in case of a payout to Eligible Shareholders holding shares in physical form, the amount payable to the Eligible Shareholders will be transferred to the concerned Stock Brokers’ account for onward transfer to such Eligible Shareholder.

•	Equity Shares bought back in dematerialized form will be transferred directly to the demat account of the Company opened for the Buyback.

•

The lien marked against unaccepted Equity Shares, if any, will be released or, in the case of physical shares, unaccepted Equity Shares, if any, will be returned by registered post or by ordinary post or courier at the Eligible Shareholder’s sole risk. Eligible Shareholders should ensure that their depository account is maintained until all formalities pertaining to the Buyback are completed.

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Every Seller Member who puts in a valid bid on behalf of an Eligible Shareholder must issue a contract note for the Equity Shares accepted in the offer. The Company’s Broker must also issue a contract note to the Company for the Equity Shares accepted under the Buyback.

Eligible Shareholders who intend to participate in the Buyback should consult their respective Seller Members for payment to them of any cost, charges and expenses (including brokerage) that may be levied by the Seller Member upon the selling Eligible Shareholders for tendering Equity Shares in the Buyback

(secondary market transaction). The Buyback consideration received by the selling Eligible Shareholders from their respective Seller Members, in respect of accepted Equity Shares, could be net of such costs, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the selling Eligible Shareholders.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Letter of Offer and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Buyback.

The Letter of Offer will be sent by email to the Eligible Shareholders. However, if any Eligible Shareholder in the U.S. has not registered an email address with the Depositories, or on receipt of a request by the Registrar to the Buyback or the Manager to the Buyback to receive a copy of the Letter of Offer in physical format from an Eligible Shareholder, or if any ADS holder (as of the date of dissemination of the Letter of Offer) so requests, a physical copy of the Letter of Offer shall be couriered at the Company’s expense to such Eligible Shareholder’s or ADS holder’s registered postal address as available with the Company.

Copies of the Letter of Offer and the tender forms will be made available on the Company’s website (https://www.infosys.com/investors/shareholder-services/buyback-2025.html) at the Company’s expense and are expected to be available on the SEBI website (www.sebi.gov.in) and the SEC website (www.sec.gov) during the period of the Buyback and on the websites of the Indian Stock Exchanges (www.bseindia.com and www.nseindia.com). If you require any clarifications about the action to be taken you may consult your stock broker or investment consultant or the Manager to the Buyback or the Registrar to the Buyback.

Manager to the Buyback

Kotak Mahindra Capital Company Limited

1st Floor, 27BKC, Plot No. C-27, “G” Block,

Bandra Kurla Complex, Bandra (East), Mumbai 400 051

Tel: +91 22 6218 5905

Contact Person: Ganesh Rane

Email: infosys.buyback2025@kotak.com

Website: https://investmentbank.kotak.com

SEBI Registration Number: INM000008704

Validity Period: Permanent

Corporate Identification Number: U67120MH1995PLC134050

Registrar to the Buyback

In case of any query, the shareholders may also contact KFin Technologies Limited, the Registrar to the Buyback, appointed as the Investor Service Centre for the purposes of the Buyback, on any day except Saturday and Sunday and public holiday between 10:00 a.m. to 5.30 p.m. at the following address:

KFin Technologies Limited

Address: Selenium, Tower B, Plot Nos. - 31 & 32, Gachibowli, Financial District,

Nanakramguda, Serilingampally Mandal Hyderabad 500032, , Telangana, India

Tel: +91 40 6716 2222

Fax: +91 40 2343 1551

Contact Person: M. Murali Krishna

Email: infosys.buyback2025@kfintech.com

Website: www.kfintech.com

Investor Grievance Email: einward.ris@kfintech.com

SEBI Registration No.: INR000000221

Validity Period: Permanent

CIN: L72400MH2017PLC444072